COBHAM

RECEIVED
2007 APR -3 A 9:38
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Cobham plc, Brook Road
Wimborne, Dorset, BH21 2BJ, UK
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

[redacted]

07022095

Our ref: L/COB/88.2/20292

23rd March 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549, USA

SUPPL

Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. Stock Exchange announcement dated 16 March 2007 relating to holding(s) in company.
2. Stock Exchange announcement dated 21 March 2007 relating to contract award.
3. Change of particulars for director or secretary on Form 288c dated 22 March 2007.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

J M Pope
Company Secretary/Solicitor

PROCESSED
APR 0 9 2007
THOMSON FINANCIAL

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Contract
Released	07:01 21-Mar-07
Number	3676T

RNS Number:3676T
Cobham PLC
21 March 2007

21 March 2007

COBHAM SECURES FIVE YEAR CONTRACT TO OPERATE QANTASLINK B717 FLEET

Cobham plc ('Cobham') is pleased to announce that Cobham Flight Operations and Services company, National Jet, has secured an agreement worth up to A$300m to operate Qantaslink's entire fleet of 11 B717 aircraft. Cobham currently provides aircrew, cabin crew and first line maintenance for eight B717 aircraft, with Qantaslink responsible for the other three. National Jet will now operate all 11 aircraft for five years to 2012, with the first of the three additional aircraft commencing operations in August 2007.

National Jet has provided regional operations for Qantas including pilots, cabin crew and aircraft maintenance engineers for more than 15 years and has operated B717s on Qantaslink regional routes since 2005.

Allan Cook, Cobham's Chief Executive, commented:
"National Jet is the only aircraft operator outside the Qantas group entrusted with the Qantas brand. We have been flying, maintaining and operating jets in Qantas livery for 15 years, carrying over one million passengers per year. I am delighted to be extending our partnership with Australia's national airline."

ENQUIRIES

Cobham plc
Allan Cook, Chief Executive +44 (0)1202 882020
Warren Tucker, Group Financial Director +44 (0)1202 882020
Julian Wais, Director of Investor Relations +44 (0)1202 857998

Weber Shandwick Financial
Susan Ellis/Kirsty Raper +44 (0)20 7067 0700

NOTES

Cobham plc is an international company engaged in the development, delivery and support of advanced aerospace and defence systems for land, sea and air platforms. The company has five technology divisions and one in the service sector that collectively specialise in the provision of components, subsystems and services that keep people safe, improve communications and enhance the performance of aerospace and defence platforms.

Cobham Flight Operations & Services operates more than 150 fixed and rotary wing aircraft around the world. It operates the largest civil maritime surveillance contract in the world, covering more than 37,000km of coastline, and trains all UK helicopter pilots for the Navy, Air Force and Army. The group provides modern battlespace air warfare training and essential flight inspection services for civil and military airports in the UK, Europe and beyond. It also specialises in the conversion and support of a wide range of civil and military platforms including the Nimrod MRA2, R1 and Sentry E3-D fleets, and operates a fleet of aircraft providing passenger and freight services.

National Jet is Australia's largest provider of contracted air transport services, operating 28 aircraft across Australasia and employing more than 800 people. The company specialises in provision, operation and maintenance of aircraft in specialist roles against long-term performance-based contracts. National Jet provides "fly in, fly out" (FIFO) personnel transport services for resource companies in Western Australia and South Australia, airline services for Qantas regional subsidiary Qantaslink and high-capacity scheduled air freight services for express freight provider Australian air Express.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

RECEIVED
2007 APR -3 A 9:38
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Company	Cobham PLC
TIDM	COB
Headline	Holding(s) in Company
Released	13:18 16-Mar-07
Number	1223T

RNS Number:1223T
Cobham PLC
16 March 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

COBHAM PLC

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation:

LLOYDS TSB GROUP PLC

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction and date on which the threshold is crossed or reached if different):

N/A

6. Date on which issuer notified:

N/A

7. Threshold(s) that is/are crossed or reached:

N/A

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
B07KD36	N/A	N/A

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
	Direct	Direct	Indirect	Direct	Indirect
B07KD36	87,608,909	87,608,909	204,835	7.731	0.018

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
87,813,744	7.749

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:

PHILIP MASON

15. Contact telephone number:

01444 418127

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

COBHAM

Cobham plc, Brook Road
Wimborne, Dorset, BH21 2BJ, UK
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

Our ref: L/COB/88.2/20292

23rd March 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549, USA

Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. Stock Exchange announcement dated 16 March 2007 relating to holding(s) in company.
2. Stock Exchange announcement dated 21 March 2007 relating to contract award.
3. Change of particulars for director or secretary on Form 288c dated 22 March 2007.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

J M Pope
Company Secretary/Solicitor

Companies House
— for the record —

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 30470

Company Name in full Cobham plc

Changes of particulars form

Complete in all cases

Date of change of particulars (Day Month Year): 0 8 0 2 2 0 0 7

Name *Style / Title: Mr *Honours etc: OBE

Forename(s): Alexander John

Surname: Hannam

† Date of Birth (Day Month Year): 2 8 0 3 1 9 4 6

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address ††

(enter new address)

Post town:

County / Region: Postcode:

Country:

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Other change *(please specify)*: Appointed director of AirTanker Holdings Limited and AirTanker Limited

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 22 March 07

(** director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

J M Pope, Company Secretary, Cobham plc, Brook Road, Wimborne,
Dorset BH21 2BJ
Tel 01202 857552
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Form 10/03

END